Exhibit 99.1
     On January 9, 2009, Fitch Ratings downgraded Eksportfinans ASA's Long-term Issuer Default Rating to 'AA' from 'AAA'.
     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.